

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111



06011536

FAX-ÜBERMITTLUNG

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

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Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **10.03.2006**



INVESTOR INFORMATION

Vienna, 10 March 2006

New CEO appointed at Erste Bank Serbia

Erste Bank Serbia is currently undergoing an all-encompassing transformation process, which is due to be completed in the first quarter of 2007. In order to ensure successful completion, Sava Dalbokov will be appointed as the new CEO of Erste Bank Serbia at the Annual General Meeting at the beginning of April 2006. The approval needed from the National Bank of Serbia is expected within the next few weeks.

Presently, Sava Dalbokov is a member of the Management Board of Erste Bank Croatia (responsible for IT & Organisation and Property Management). He has worked in senior positions within the Erste Bank Group for almost ten years. He played a significant role in the acquisitions of Česká spořitelna and Slovenská sporiteľňa, in the merger of four local banks to form Erste Bank Croatia and was a leading member of the acquisition team of Erste Bank Serbia. His responsibilities at Erste Bank Croatia will be assumed by the remaining four members of the Management Board.

Until the AGM the operations of Erste Bank Serbia will be run by the current CEO Vladimir Medan and Jasna Terzić, presently a member of the Management Board responsible for Retail Banking. Vladimir Medan will step down from his post at the upcoming AGM. As of yesterday Miodrag Kvrgić (CFO, responsible for transformation and expansion), George Bobvos (Deputy CEO, Treasury and corporate clients) and Lászlό Sardi (IT&Organisation, payment transactions and property management) stepped down from their current positions at the Management Board of Erste Bank Serbia.

A substantial part of the transformation is the expansion of the branch network from 64 to 120 branches and the increase of the market share in terms of customers from currently 2 to 10% within the next five years. The after-tax ROE should exceed 20% by 2008.

The changes at the Management Board of Erste Bank Serbia will ensure that these ambitious goals are met as planned.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/IR in the Download Centre.